Filed by Dana Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Dana Incorporated

Commission File No.: 001-01063

Date: August 6, 2026

The following is a transcript of Dana Incorporated’s (“Dana”) second quarter 2026 financial results conference call held on August 6, 2026, which contains information regarding the proposed business combination between Dana Incorporated and Mobility (USA) Corporation, a wholly owned subsidiary of Eaton Corporation plc.

Operator^ Good morning. And welcome to Dana Incorporated’s second quarter 2026 Financial Webcast and Conference Call. (Operator Instructions)

Please be advised that our meeting today both the speakers’ remarks and Q&A session, will be recorded for replay purposes.

For those participants who would like to access the call from the webcast, please reference the URL on our website and sign in as a guest. There will be a question and answer period after the speakers’ remarks. And we will take questions from the telephone only. (Operator Instructions)

At this time I would like to begin the presentation by turning the call over to Dana’s Senior Director of Investor Relations and Corporate Communications, Craig Barber.

Please go ahead, Mr. Barber.

Craig Barber^ Thank you, Regina. Good morning. And welcome everyone, to our second quarter earnings call for 2026.

Today’s presentation includes forward-looking statements about our expectations for Dana’s future performance.

Actual results could differ from what we discuss today.

For more details about the factors that may affect future results, please refer to our disclaimer and safe harbor statements found in our public filings and our reports with the SEC.

You will find this morning’s press release and presentation posted on our investor website.

As stated, today’s call is being recorded, and the supporting materials are the property of Dana Incorporated.

They may not be recorded, copied or rebroadcast without our written consent.

With us this morning is Dana’s Chief Executive Officer, Byron Foster; and Timothy Kraus, Executive Vice President and Chief Financial Officer.

Byron, I’ll turn the call over to you.

Byron Foster^ Okay. Thanks, Craig. Good morning everyone, and thanks for joining the call.

I’d like to start by hitting a few key highlights from the quarter.

I’m pleased to report strong second quarter financial results, driven by a continued focus on executing our plan and strategic initiatives.

Sales in the quarter came in at $2 billion with adjusted EBITDA of $207 million which yields a margin of 10.3%, 270 basis points higher than the same period in 2025.

Additionally, the team delivered $19 million of cost savings in the quarter. This brings our year-to-date cost savings number to $54 million and keeps us on track to realize the $65 million we’ve committed to in 2026, achieving our program target of $325 million.

We continue to work on efficiency opportunities to chip away at the $40 million of stranded costs from the Off-Highway sale. Next, I’m excited to share that we will be restarting our share repurchase program until the closing of the Eaton Mobility transaction.

And we additionally continue to evaluate the possibility of additional share repurchases post-closing.

So if you step back in terms of our share repurchase program, in Q2, we repurchased 1.2 million shares, returning $44 million to our shareholders. And year-to-date, that brings our share repurchases to $169 million.

We’re planning from this point forward an additional $200 million of repurchases in the balance of the calendar year.

So program to date, we’ve repurchased $819 million through Q2, and that will bring us to just over $1 billion with the $200 million incremental for the balance of the year and keeps us on track to complete $2 billion of the authorization by 2029.

The Eaton Mobility combination is progressing well.

One key update in regards to the transaction is that the separation will be structured as a split-off.

I’ll add a bit more color to that structure here in the coming slides. And then finally, our Dana 2030 program continues to make significant progress.

I’ll talk a little bit about some of the customer recognition as well as the new business awards tied to the key growth pillars of the Dana 2030 plan.

If we go to Page 5.

As mentioned in my opening slide, our team’s continued focus on executing and delivering real value for our customers is resulting in great recognition from our customers.

We’re honored to be recognized by three of our largest customers for our performance in quality, delivery, competitiveness and commercial collaboration and data transparency regarding tariff recoveries. These are a small sample of the positive feedback we continue to receive from our customers, and we’re proud to continue to work to build their trust and continue to grow in our key markets.

Speaking of growth, if we go to Page 6, I want to provide a brief Dana 2030 update.

You’ll recall during our Capital Markets Day we showed a roadmap of how we will grow Dana’s top line to $10 billion by 2030. There are three key pillars that we highlighted as part of that growth strategy around our traditional products, aftermarket and applied technologies. To highlight the aftermarket piece, our team continues to make great strides in expanding our Victor Reinz branded sealing products with a number of the nation’s top retail chains.

With AutoZone, we’ve — we’re working on expanded DC participation.

With Advance, we’re working on SKU expansion as well as launching new products with O’Reilly.

The combination of this effort is delivering $40 million of additional sales from these top national retail chains. And the team is continuing to work on new opportunities across other key customers in this critical channel.

If you go to Page 7, another proof point of our aftermarket growth strategy is our new partnership with VIPAR, North America’s largest heavy-duty truck parts program group.

With VIPAR’s 875-plus locations and 430-plus service locations, this partnership expands Dana’s distribution reach and will deliver an incremental $10 million to $15 million of aftermarket sales beginning later this year. Moving on to Page 8.

The next pillar I want to highlight is Applied Technologies, where our strategy is to leverage Dana’s off-the-shelf product and process capabilities for profitable growth. And the defense market is an area where we are getting great traction. Based on demand for the current ISV with GM Defense, we’re seeing volume increases in the back half of the year and into next year.

Additionally, we’re in a rapid prototype phase on a major project with one of our large OEMs where we’re working to secure the production order by year-end.

But just based on the programs that we participate in today and the increased demand, we’re seeing $30 million of new sales in this pillar of our strategy alone.

We’re looking forward to continuing to see defense — we continue to see defense as a real opportunity for profitable growth, and we’re working with all the key players in the space on new program opportunities. Again the Dana 2030 program continues to deliver great results, and we’re excited about the top line opportunities in aftermarket and defense, and we’ll continue to provide updates in future calls.

Okay.

If we turn to Page 9, turning to the Eaton Mobility transaction, a couple of important updates that we believe strengthen the transaction and directly address shareholder feedback.

First, Dana will restart share repurchases immediately with an agreement in place with Eaton that allows us to continue returning capital to shareholders through the closing of the transaction.

The transaction economics remain unchanged. The amount of the distribution to Eaton will be adjusted for lower share count.

We expect to repurchase an additional $200 million of shares before the end of 2026. And as I mentioned, additionally, we’re continuing to evaluate the potential to continue repurchases after closing which, if successful, will avoid the previously announced 24-month pause.

Second, Eaton has elected to separate Mobility through a split-off structure. From Dana’s perspective, this is a positive development as the structure remains tax-free to shareholders, and current Eaton shareholders will have the choice to participate in the exchange offer.

We believe that choice will support a more orderly distribution of shares to investors who are interested in owning Dana and participating in the value creation opportunity of the combined company.

Importantly, we remain highly confident in the strategic and financial merits of the combination.

If we move to Page 10, I want to take a minute to reiterate the highlights and strategic rationale of the deal.

Eaton Mobility brings a set of complementary products, meaningful commercial vehicle exposure, a strong aftermarket franchise and capabilities that fit naturally with Dana’s existing powertrain, thermal, sealing and driveline technologies.

Together, the two companies create a focused, scaled powertrain leader that accelerates our Dana 2030 plan. The combination gives us a broader, complete system offering, increases our exposure to higher-value commercial vehicle and aftermarket markets and creates a stronger platform for margin expansion and free cash flow growth.

Additionally, we have a clear plan to achieve at least $250 million of run rate cost synergies within 24 months after close. These savings are supported by specific work streams across corporate functions, engineering, manufacturing, purchasing, business unit optimization and aftermarket network efficiencies.

I’ll come back to the synergies point in a couple of slides. Revenue synergies are not included in that cost synergy target, so we view commercial upside from cross-selling and the combined sales force as incremental opportunity. Even with the planned buybacks, the combined company is expected to maintain attractive pro forma synergized 2026 net leverage of approximately 1.4x, with a strong free cash flow profile and a clear path to deleveraging over time.

Slide 11 is a good visual to illustrate why the industrial logic of the combination is so compelling. Dana and Eaton Mobility bring together highly complementary product portfolios across the powertrain system that literally fit together and connect to each other.

Dana’s existing strengths in axles, driveshafts, thermal management and sealing are complemented by Eaton Mobility’s commercial vehicle transmissions, engine components, emissions-related products and advanced electrification capabilities. The result is a more complete high-value powertrain offering. These are product categories we know well and in many cases, they are areas where Dana has historical familiarity and technical depth.

By combining the portfolios, we can offer customers a broader system-level solution and create more opportunities for engineering collaboration, product integration and commercial pull-through. This is also why we view the transaction as a continuation of our strategy, not a reversal of the simplification we achieved through the Off-Highway divestiture.

We simplified Dana to focus on the core areas where we have scale, capability and margin opportunity. Eaton Mobility deepens that core. Turning to Page 12.

We highlight one of the most attractive elements of the deal, creating a scaled global aftermarket leader.

On a combined 2026 basis, aftermarket sales are expected to be approximately $1.7 billion, representing approximately 16% of our total sales which is roughly 4percentage points higher than Dana on a stand-al1 basis. This larger aftermarket platform matters because aftermarket revenue is typically higher margin, less cyclical and more resilient through the cycle.

The combination gives us a broader range of genuine and all-makes parts, a larger global distribution network, stronger customer reach and meaningful cross-sell opportunities across the combined channel base.

We believe the combined platform gives us additional runway to expand the offering, optimize the network and improve customer satisfaction while capturing margin upside. This also ties directly to the Dana 2030 strategy. Growing aftermarket has been a core pillar of that plan, as I highlighted earlier in the deck, and Eaton Mobility accelerates the opportunity by adding scale, breadth and customer access. Moving to Page 13.

As I mentioned, this transaction directly enhances and accelerates the Dana 2030 objectives.

It strengthens each of the key growth pillars we discussed at Capital Markets Day traditional product growth, aftermarket growth, Applied Technologies growth, and it accelerates our efforts in manufacturing excellence and structural cost reduction.

In traditional products, the combination broadens the system offering and creates a more complete drivetrain platform.

In aftermarket, it meaningfully expands scale, product breadth and distribution reach.

In Applied Technologies, it adds complementary capabilities that support continued growth in specialized and emerging applications.

Financially, the combination expands the Dana 2030 framework.

Our stand-alone target was approximately $10 billion of revenue by 2030.

With Eaton Mobility, we are targeting $14 billion to $15 billion of sales by 2030, along with meaningfully higher margins and stronger free cash flow generation. The key point is that this is not simply about getting bigger.

It is about creating a stronger, more focused and more cash-generative company with better end market balance, greater aftermarket exposure, broader technology capability and a clearer path to sustained shareholder value creation.

If we turn to Page 14, a little bit more on cost synergies.

We’ve identified at least $250 million of cost synergies, and we have a clear plan to achieve that run rate target within 24 months after closing.

We expect approximately $75 million of synergies in year 1, approximately $200 million by year two and exiting year two with a $250 million run rate. The synergy plan is built on specific actionable opportunities. The largest areas include elimination of duplicative corporate structure and functions, IT and back-office integration, engineering consolidation, procurement savings from greater scale, manufacturing efficiency, automation, footprint rationalization, business unit structure optimization and aftermarket network efficiencies.

This is not an overreaching assumption.

As we close out our $325 million cost reduction initiative, we’ve demonstrated that Dana has the ability to execute meaningful cost reductions, and we will manage the synergy delivery of this deal much in the same way as a core priority with clear plans and accountability.

We expect the total cash cost to achieve these synergies to be less than $250 million with a payback period of less than two years. That gives us confidence that the synergy program will not only improve margins but also support stronger free cash flow conversion and shareholder returns over time. Turning to Page 15, just to give you a look at the timeline, we remain on track to close the transaction in Q1 of 2027, and we look forward to day one of the merger between Dana and Eaton Mobility’s business.

With that, I’ll turn it over to Tim to take us through — deeper through the financial results.

Timothy Kraus^ Thanks, Byron. And good morning. Turning to Slide 17, if you would.

We delivered another strong quarter with sales increasing to $2 billion and adjusted EBITDA increasing to $207 million, reflecting continued operational execution and favorable market dynamics. Adjusted EBITDA margin expanded 270 basis points to 10.3%. Net interest expense declined 59% on a year-over-year basis to $17 million following debt repayment actions completed after the Off-Highway divestiture, while tax expense was higher on jurisdictional mix and improved earnings.

As a result, adjusted net income increased to $21 million from $4 million, while diluted adjusted EPS increased to $0.19 from $0.03.

Overall, the quarter reflects continued progress on our strategy with higher sales, stronger margins, improved earnings and a more efficient capital structure.

Please turn with me to Slide 18 for the second quarter change in sales and adjusted EBITDA.

Starting with sales.

Second quarter 2026 sales were $2.01 billion, up from $1.94 billion in the prior period.

Volume and mix contributed $6 million, reflecting higher demand in key light vehicle programs and continued conversion of our backlog. Performance added $29 million, primarily from pricing and recovery actions across the business. Cost savings were neutral to sales, while tariff recoveries contributed about $4 million.

Foreign currency translation added an additional $24 million, largely driven by the euro and Brazilian real. And recovery of commodities contributed an additional $12 million to the top line of the company.

Altogether, these items resulted in a $75 million increase in sales year-over-year. Turning now to adjusted EBITDA. Volume and mix contributed $10 million of incremental profit, reflecting favorable business mix and strong conversion of higher backlog. Performance added $29 million, driven by pricing initiatives, operational improvements and continued manufacturing efficiencies across the organization. Cost savings remained a significant contributor to our profit improvement, adding $19 million as our restructuring and productivity initiatives continue to deliver benefits.

To date, our cost-saving initiative has delivered over $310 million towards our improved profit. Tariffs contributed $4 million, while foreign currency added an additional $2 million.

Commodity represents a modest $3 million headwind, primarily due to the timing of our recovery mechanism with our customers. Bringing all those factors together, adjusted EBITDA increased to $207 million, representing a 10.3% margin and an improvement of 270 basis points compared with the second quarter of 2025.

Overall, the quarter reflects continued execution of our strategy with pricing actions, operational performance and cost savings driving strong profit conversion and meaningful margin expansion. Next, turn with me to Slide 19 for a look at adjusted free cash flow for the second quarter.

We generated $68 million of adjusted free cash flow in the second quarter, an improvement of $75 million compared with the prior period, demonstrating the strong conversion of our earnings improvements into cash.

The largest driver was the continued improvement in operating performance. Adjusted EBITDA from continuing operations increased to $207 million from $147 million a year ago, reflecting the benefits of our cost reduction initiatives, material cost savings, operational improvements and favorable pricing and recovery actions.

As a reminder, the prior year 2025 comparison included $109 million of EBITDA from the Off-Highway business which is not reflected in our 2026 results following the divestiture. Despite that headwind, the strength of our continuing operation more than offsets the absence of those earnings. Net interest improved by $30 million year-over-year, reflecting the debt reduction actions we completed following the Off-Highway sale earlier this year and resulted in a lower interest burden.

Working capital and other items provided a $79 million year-over-year benefit, driven primarily by favorable accounts payable timing and lower inventory levels. These improvements were partially offset by a modest increase in capital spending which reflects investments in new programs and facility-related projects intended to support future growth and efficiency actions.

Overall, the quarter highlights our continued progress in strengthening Dana’s earnings quality, improving our balance sheet and converting higher profitability into meaningful cash flow generation.

Please turn with me now to Slide 20 for an update of our full year guidance. Based on our strong first half performance and improving demand in the commercial vehicle market, we are raising our full year outlook for sales, adjusted EBITDA and adjusted free cash flow.

We now expect approximately $7.75 billion in sales at the midpoint of our range, an increase of $225 million from our prior outlook. This increase is primarily driven by stronger commercial vehicle production and demand, along with continued execution across all of our end markets.

We are also raising our adjusted EBITDA guidance by $25 million and now expect approximately $825 million at the midpoint of the range, reflecting the incremental contribution primarily from higher commercial vehicle volumes.

Despite the higher sales outlook, our expected adjusted EBITDA margin remains approximately 10.6%, driven by a mix of higher sales in our lower-margin commercial vehicles business.

Our diluted adjusted EPS has been revised lower to approximately $2 per share at the midpoint of the range. The lower adjusted net income is driven by higher depreciation expense due to timing of capital investments and higher net interest as we prepare for upcoming Mobility transaction.

We are also expecting lower equity earnings from our JVs, primarily in China which are not consolidated.

We are also increasing our outlook for adjusted free cash flow to approximately $325 million at the midpoint of the range, an increase of $25 million from our prior guidance, driven again by higher earnings.

Overall, we remain highly confident in the trajectory of the business. The actions we’ve taken to improve profitability, strengthen the balance sheet and position Dana for sustainable growth continue to deliver results.

Our updated guidance reflects that continued momentum and confidence as we move through the remainder of 2026, and we work towards closing the Eaton Mobility transaction early next year.

Please turn with me now to Slide 21 for a driver of the sales and profit change for our full year guidance.

As discussed on the prior slide, we’ve increased our 2026 outlook and now expect approximately $7.7 billion of sales and $825 million of adjusted EBITDA at the midpoint of our guidance ranges.

Beginning with sales, we now expect approximately $250 million of year-over-year growth compared with an outlook of roughly flat sales in our prior outlook.

The largest change versus our prior outlook is stronger demand in the commercial vehicle market which is reflected in the improved volume and changing mix expectations.

We also continue to see a benefit from pricing and recovery actions, favorable foreign currency translation and commodity pass-through recoveries as well as some tariff recoveries. Together, those factors are expected to drive sales to approximately $7.75 billion, an increase of $225 million versus the outlook we provided in the first quarter. Turning to adjusted EBITDA.

We continue to expect significant profit improvement in 2026.

Starting from the $610 million in 2025, favorable volume and mix are now expected to contribute approximately $45 million, reflecting the stronger commercial vehicle outlook and continued backlog conversion. Performance is expected to contribute approximately $125 million including the benefits of pricing actions, operational efficiencies and approximately $40 million of stranded cost elimination. Cost savings remain a significant contributor at $65 million.

Offsetting a portion of these benefits is a one-time approximately $20 million U.S. union contract signing bonus expected in the third quarter, along with approximately $10 million of commodity related headwinds due primarily to recovery timing.

We continue to expect modest benefits from tariff and foreign currency, each contributing approximately $5 million of EBITDA. Bringing all these items together, we now expect adjusted EBITDA of approximately $825 million which is $25 million higher than our outlook at the end of the first quarter and represents an adjusted EBITDA margin of approximately 10.6%.

Overall, the update reflects continued execution against our operational initiatives, incremental strength in the commercial vehicle market and the ongoing benefits of our cost reduction and pricing actions, giving us confidence to increase our outlook for 2026.

I will now turn to Slide 22 for details of our adjusted free cash flow outlook for 2026.

As a reminder, 2025 adjusted free cash flow included the contributions from both continuing and discontinuing operations. Following the sale of our Off-Highway business, our 2026 outlook reflects only continuing operations.

With the stronger earnings outlook we just discussed, we are increasing our adjusted free cash flow guidance to approximately $325 million, up $25 million from our prior outlook of $300 million.

Starting at the top, we now expect approximately $825 million of adjusted EBITDA from continuing operations, reflecting the increase in our profit outlook since the first quarter.

One-time costs remain substantially below prior year levels at approximately $30 million, while net interest expense is expected to improve by approximately $80 million year-over-year, reflecting the debt reduction actions completed following the Off-Highway divestiture.

We also continue to expect meaningful benefits from lower cash taxes and working capital. Working capital is now expected to be a source of cash supported by continued operational improvements and disciplined balance sheet management.

We continue to expect about $325 million in net capital spending which is higher than last year as we support new program launches, automation initiatives and other operational improvement projects across the business.

We now expect to generate approximately $325 million of adjusted free cash flow in 2026, representing a $25 million increase versus the outlook we provided at the end of the first quarter.

I’ll turn it back over to Byron for the last slide.

Byron?

Byron Foster^ Okay. Thanks, Tim.

So to recap, it’s really all about creating value through execution and preparing for our strategic transformation.

I want to thank the team for staying focused on executing our base plan. This has allowed us to deliver profitable growth and expanded margins.

Our operational execution remains very high, driving higher earnings and cash generation, and as Tim just mentioned, delivered strong free cash flow while strengthening the balance sheet.

We gave you a little bit of a look at Dana 2030, and we remain excited about the strategic growth opportunities as part of that program, today highlighting aftermarket and defense, where we continue to make great progress.

In terms of the combination with Eaton Mobility, several enhancements that we were excited to announce today.

First, the share repurchases being restarted and the split-off structure of the transaction.

We remain on track to close the deal in Q1 of 2027 and look forward to positioning Dana as a leading global powertrain systems provider.

In closing, I want to take the opportunity to thank our customers for the trust they place in Dana and thank our Dana team around the world for their dedication and hard work and strong results in the second quarter.

So with that, Regina, we’ll turn it back over to you and happy to take questions.

QUESTION & ANSWER:

Operator^ (Operator Instructions) Our first question will come from the line of Tom Narayan with RBC Capital Markets.

Tom Narayan^ My first one has to do with the share buyback plan. My understanding with the Reverse Morris Trust was the restriction on what you could buy back into the deal close. And it sounds like you’ve remedied that by doing the $200 million and then increasing the cash to Eaton.

But the question has to do with post close.

It sounds like you’re exploring the possibility to continue it after the close.

I guess what could that mean? Are you still expecting the bulk of the incremental $1 billion to happen later in the planning period? Or maybe do you need some of that cash for the cost to achieve synergies? I know a lot of that might be headcount anyway. That’s the first question.

And a really quick follow-up.

Timothy Kraus^ Yes. Tom, this is Tim. Thanks for the question.

So yes, we continue to work or explore with Eaton the possibility of how we could restart the buybacks in that 24-month post-closing period.

We’re hopeful, but obviously we’ve got some work to do to put it back in.

But to your point, we actually see the Eaton transaction allowing us to really accelerate that last $1 billion worth of buyback.

So even if we’re not able to restart the buyback in the post 24-month period, we do now believe we will be able to complete the $2 billion buyback before the end of 2029 versus 2030 which is where we were prior to announcing the Eaton transaction, largely because once we integrate Eaton, we’ll have a lot more earnings and free cash flow that we’ll be able to put towards the stock buyback.

Gautam Narayan^ Got it. That’s very helpful. And then just real quick, Tim, I don’t know if you mentioned this in the free cash flow guidance, but the reason why there’s a big uplift in H2 versus H1. Just wondering if you could run that real quick.

Timothy Kraus^ Yes.

I mean I think one is obviously the earnings that we had coming in. The other is interest, right? So we’ve got $30 million lower interest, and we also have lower taxes coming in terms of — from a cash perspective. Those are the big drivers as well as working capital.

Operator^ Our next question will come from the line of Colin Langan with Wells Fargo.

Colin Langan^ I just wanted to follow up on the comments on the adjusted EPS cut.

It’s kind of unusual that you cut sort of midyear on D&A and interest. Are there other factors? Because I’m surprised those would be a surprise in the quarter, and it released in the middle of the year. And then any color on tax?

I kind of assumed given — I think it was something like a 75% rate in Q2. Was that a factor in the EPS revision? And how should we think about tax through the rest of the year?

Timothy Kraus^ Yes.

So Colin, thanks for the question.

So yes, we’ve got higher D&A. When we built the plan and came out, we were expecting — we had assumed a level of in-service assets that were actually accelerating.

So we’ve got higher D&A than we were expecting.

So that’s a headwind. Higher interest expense, largely due to the fact that we’re refinancing the ‘21s a little bit differently as well as we will be having a little less cash on the books because we’ll be spending money upfront related to the Eaton transaction.

And then probably the other big one other than just also taxes given the jurisdictional mix we’re seeing is the lower equity earnings that we’re seeing — that we had assumed from our China JVs which is the single largest one of the change.

Colin Langan^ Okay. And the tax was not an impact in the...

Timothy Kraus^ No. Tax is an additional impact as well.

It’s a little bit smaller than the equity earnings, but still a headwind for us.

Colin Langan^ Got it.

Okay. And then if I just look half-over-half, adjusted EBITDA is up $70 million.

Sales are actually flat. And then you actually indicated $20 million of a signing bonus in Q3.

That actually implies a pretty substantial underlying improvement on flat sales.

What is driving that? Because I mean if I look at costs, you’ve gotten most of that.

It looks like it’s all performance and...

Timothy Kraus^ Yes. It’s largely performance and mix, Colin.

So yes, we continue to see benefits on the performance side of the business.

We talked at our Capital Markets Day regarding the automation and the plant-level floor improvement that we’re going after, and we’re starting to see that come through, and we expect to see that in — some more of that come through in the back half of the year.

We’re also seeing — we’ll also see the bulk of the $40 million of improvement coming through in the back half of the year.

So that’s what you’re seeing in improvement when you think about the half over the half.

Operator^ Our next question will come from the line of Joe Spak with UBS.

Joseph Spak^ Just going back to working on more buybacks in the future.

I just — is that something that’s straight negotiated with Eaton? Because I thought that was sort of more of a tax authority consideration. And then like if for some reason you can’t come to an agreement, is there — are there other mechanisms to get cash back to shareholders such as either higher dividends or a special dividend or something like that?

Timothy Kraus^ Yes.

So I’ll take your second part first, if we’re not able to solve the buyback issue. Yes. The answer is we’re not in any way restricted from either raising the dividend or paying a special.

So that would be — those two options are absolutely available to us in order to return additional amounts to shareholders within that 24-month period.

On your first question, I don’t want to get into too many details, but obviously the tax code is pretty complicated, and we’re working through how to think through that with Eaton.

But we’re working on that together. And obviously it’s in our — all of our best interest to try to find the best way to solve it that allows us to restart it.

So we’ll continue to work on that. And as soon as we have an update, we’ll certainly share that with the market.

Joseph Spak^ Okay.

I appreciate that, Tim.

Second one is just the $20 million union bonus, just a couple of points on that because, one, like I want to make sure that wasn’t in the prior guide.

So really, this is more like a $45 million raise at the midpoint. And then — I want to confirm that.

And then also, that’s just a one-time cash bonus.

I’m assuming there’s also some ongoing wage increase, but was that already considered in the outlook? And then finally, I also just want to make sure that, that $20 million is also included in the free cash flow guidance.

Timothy Kraus^ So yes, it’s one-time.

We do have wage increases, but we had those considered in both the back half of ‘26 and in our long-term view that we shared at the Capital Markets Day.

So that is largely in line. No. We did not expect to pay a ratification bonus.

So your view on, “Hi, is this incremental $45 million?” yes, that’s how to think about it.

And I’m sorry, yes, the cash is in the adjusted free cash flow as well.

Operator^ Our next question will come from the line of Winnie Dong with Deutsche Bank.

Winnie Dong^ On the guide raise, it looks like most of the guide is driven by improved CV volume which have been particularly low in the past few years.

We’re seeing ACT data, and it looks like this is sort of like the start of some improvements.

So I wanted to hear what you’re seeing there and if there could be room for further upside in the guide as we get through 3Q.

Byron Foster^ Winnie, thanks for the question. Yes, for sure, we’re definitely seeing an increase in demand from our CV customers, particularly in the Class eight segment. And so we’ve been working to react to that and support that volume increase, and we expect that to continue on into next year.

In terms of further upside to that, it’s a bit early to say but I would just tell you that as we look at kind of our midterm outlook in terms of releases that we continue to see good robust volume in the CV market for sure.

Winnie Dong^ And then I wanted to focus on the defense component of the Applied Technologies. You’ve touched on that a little bit.

We know that you’re on GM Defense, but Ford also recently announced that it will be developing a few heavy-duty tactical truck prototype.

Could you share any insights into this process? And if any of this is sort of included in that $400 million target by 2030?

Byron Foster^ Yes.

I would say much like with the GM Defense opportunity, we were able to leverage our position on their light vehicle program and take that product line, if you will, and upfit it for the ISV vehicle with GM Defense.

It’s early days, but we’re obviously working the Ford opportunity as well and we see the same type of opportunity to leverage our position on the Ford light vehicle truck, if you will, and also provide an upfitted proposal for that product.

So it’s still early days, more to come.

But I would say more broadly in the Applied Technologies bucket, you might recall that there are several end markets that we’re pursuing as part of that strategy, defense being one of them, powersports is another example.

So don’t think about us needing to fill that entire bucket with defense, but we do see that market as maybe even more robust and opportunistic than maybe we first contemplated when we put the Dana 2030 plan together.

Operator^ Our next question comes from the line of Dan Levy with Barclays.

Josh Cho^ Josh Cho on for Dan Levy.

So I just wanted to ask how much of a look have you had so far at the assets for Eaton? And how much work do you expect of modifying the systems footprint, things like that in order to be in line with what you need?

Byron Foster^ Yes.

So we obviously have done a fair amount of due diligence as part of the process, and we’ve visited many of the sites. And I would say we’re familiar with their manufacturing footprint and their process technology. When we look at the combined footprint, there will obviously as part of our synergies, be opportunities to combine facilities where we have duplicative capacity in place, et cetera.

So we’re working that part of the plan.

But I would say from a asset base, process technology, very much in line with what we would expect and very comparable to the Dana asset base and technologies.

Jinsoo Cho^ Great. And then as a follow-up, could you walk us through why mix is so strong? Particularly with Q2, you have the volume and mix, $10 million of EBITDA, $6 million of revenue?

Timothy Kraus^ Yes.

I mean obviously there’s a lot of moving parts, but we continue to see a lot of the backlog that’s coming on that runs through that line coming on at better margins versus the prior program.

So there’s that mix element that’s flowing through there. And then, of course you have the better volume coming through on CV.

So there’s a pretty sizable mix element.

If you just think about sort of what we’re showing overall in the back half of the year, we really are — we’ll see a more normalized volume and mix conversion, we think in — at least that’s what we’re planning for in the back half.

But it’s mostly mix-driven.

Operator^ Our final question will come from the line of James Picariello with BNP Paribas.

James Picariello^ Just curious on any progress update regarding the Ford’s new Super Duty capacity in Oakville and how Dana is preparing for that and just the magnitude of that capacity that can come online through next year.

Because whatever that number is, right, that’s embedded in your new business backlog for next year, if I’m not mistaken.

So curious first on the progress update.

Byron Foster^ James, it’s Byron. Yes. We’re excited about that opportunity.

We actually are — we will start kind of low-volume ramp-up production here within the month and expect the volumes to be more meaningful kind of towards the end of the calendar year. The good news there is that we’ll be able to leverage — largely leverage the footprint and capacity we have in place for the U.S. Super Duty volume.

So looking forward to taking advantage of kind of the added contribution from the volume.

But as we look at the releases, let’s say from here to the end of the year, they are very much in line with the added volumes that Ford has committed to in Oakville.

So from a launch readiness standpoint, all the prep work is done, and we’re ready to roll.

James Picariello^ Yes. And then just on the North America truck market, we’ve got the dynamic of new emission standards coming in next year.

I think we’ve got an aggressive prebuy, and preordering taking place now. Yes. I would be interested to get your thoughts on what you’re assuming for the North America truck market this year and how — in a preliminary fashion, how you’re thinking about next year? Is there a fade of the prebuying?

Or is there (inaudible).

Byron Foster^ Yes. Yes. Thanks for the question.

So we’re actually seeing the prebuy get pushed out given that the regulation changes are not anticipated kind of in the near term.

So we’re seeing that prebuy pent-up demand kind of getting pushed out.

As we look at this year, we’re seeing — for the Class 8, we’re seeing the volume roughly to be 275,000.

And as we look ahead into ‘27 and beyond, we see it increasing from that point, kind of marginally in ‘27, with a nice uptick in ‘28.

Timothy Kraus^ Yes.

We are seeing a little bit of down volume in the North American Class five to seven in the bus production.

So that’s offsetting some of the good news on the Class 8. And we’re also less — our Class eight business is a little less of our total than medium-duty.

So keep that in mind.

Byron Foster^ Yes.

But a different story, obviously for the EV piece as that comes online in ‘27, where Class eight is a bigger mix.

Timothy Kraus^ Correct.

Byron Foster^ Okay. Thank you. Thanks everyone, for joining the call and thanks for your questions and continued interest in Dana. Hopefully, you pick up from the call that we’re excited about the performance that the team continues to deliver, expecting that strong performance to be maintained throughout the balance of the year as well as getting ready for the combination with Eaton and doing so in such a way that allows us to reengage on the share repurchase for the balance of the year and more to come for repurchase opportunities post-close.

Okay. Thanks everybody, for joining.

Have a good rest of the day.

Timothy Kraus^ Thanks, guys.

Operator^ This concludes today’s call. Thank you again for joining.

You may now disconnect.

Cautionary Notes on Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between Eaton Corporation plc (“Eaton”), Dana Incorporated (“Dana”) and Mobility (USA) Corporation (“SpinCo”), as well as statements regarding Dana’s business, financial condition and results of operations more generally. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “potential,” “continue,” “ongoing,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding Dana’s current expectations, estimates and projections about its industry and business, the expected timing and structure of the proposed transaction and financing of the transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including future financial and operating results and strategic and synergistic benefits, the tax consequences of the proposed transaction and the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward-looking statements.

These forward-looking statements are based on Dana’s current expectations and are subject to risks and uncertainties and are not guarantees of future results. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, the ability to complete the proposed transaction on the timeframe or on the terms currently anticipated or at all, including due to a failure to obtain requisite stockholder and/or regulatory approvals; risks related to difficulties, inabilities or delays in integrating the businesses of Dana and SpinCo; the ability to realize the anticipated benefits of the proposed transaction, including estimated combined EBITDA, estimated combined revenue and estimated run-rate cost synergies; potential impact of the proposed transaction on Dana’s stock price; restrictions on the conduct of Dana’s business prior to and after closing and on its ability to pursue alternatives to the proposed transaction; the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, or unforeseen or unknown liabilities; the ability of the combined company to implement its business strategy; the inability of the combined company to retain and hire key personnel; the occurrence of any event that could give rise to termination of the proposed transaction; the risk that stockholder litigation in connection with the proposed transaction or other litigation, settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; risks relating to the ability to obtain financing for the transaction upon acceptable terms or at all; evolving legal, regulatory and tax regimes; changes in general economic and/or industry specific conditions; global economic repercussions related to U.S. and global inflationary pressures and potential recessionary concerns; the risks that the anticipated tax treatment of the proposed transaction is not obtained; the risk of greater than expected difficulty in separating the business of SpinCo from the other businesses of Eaton; risks related to the disruption of management time from ongoing business operations due to the pendency of the proposed transaction, or other effects of the pendency of the proposed transaction on the relationship of any of the parties to the transaction with their employees, customers, suppliers or other counterparties; and other risk factors detailed from time to time in Dana’s reports filed with the Securities and Exchange Commission (the “SEC”), including Dana’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including documents that will be filed with the SEC in connection with the proposed transaction. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. Dana does not undertake, and expressly disclaims, any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, SpinCo may file with the SEC an information statement on Form 10 (“Form 10”) or a registration statement on Form S-1/S-4 (the “Form S-1/S-4”) that constitutes a prospectus with respect to the shares of common stock, par value $0.01 per share, of SpinCo (the “SpinCo shares”) to be issued to Eaton shareholders in the proposed exchange offer (the “prospectus/offer to exchange”). Eaton may also file with the SEC a tender offer statement (the “Schedule TO”) with respect to the offer by Eaton to exchange all SpinCo shares for ordinary shares, par value $0.01 per share, of Eaton that are validly tendered and not properly withdrawn prior to the expiration of the exchange offer (if any). In addition, SpinCo intends to file with the SEC a registration statement on Form S-4 (the “Form S-4”) that will include a proxy statement of Dana and that also constitutes a prospectus of SpinCo with respect to the SpinCo shares to be issued in the proposed merger (the “proxy statement/prospectus”). Each of Eaton, SpinCo and Dana may also file other relevant documents with the SEC regarding the proposed transaction.

This document is not a substitute for the Form 10, Form S-1/S-4, Schedule TO, Form S-4, prospectus/offer to exchange, proxy statement/prospectus or any other document that Eaton, SpinCo or Dana may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, THE SCHEDULE TO; THE PROSPECTUS/OFFER TO EXCHANGE, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT EATON, DANA, SPINCO AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Form 10, Form S-1/S-4, Schedule TO, Form S-4, the prospectus/offer to exchange and the proxy statement/prospectus (if and when available) and other documents containing important information about Eaton, Dana and SpinCo and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with, or furnished to, the SEC by Eaton and SpinCo will be available free of charge on Eaton’s website at https://www.eaton.com/us/en-us/company/investor-relations.html. Copies of the documents filed with, or furnished to, the SEC by Dana will be available free of charge on Dana’s website at https://danaincorporated.gcs-web.com/. The information included on, or accessible through, Eaton or Dana’s website is not incorporated by reference into this communication.

Participants in the Solicitation

Eaton, Dana, SpinCo and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Eaton, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Eaton’s proxy statement for its 2026 Annual General Meeting of Shareholders, which was filed with the SEC on March 13, 2026. Information about the directors and executive officers of Dana, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Dana’s proxy statement for its 2026 Annual Meeting of Stockholders, which was filed with the SEC on March 13, 2026. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4 and the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the Form 10, Form S-1/S-4, Schedule TO, Form S-4, the prospectus/offer to exchange and the proxy statement/prospectus carefully if and when available before making any voting or investment decisions. You may obtain free copies of these documents from Eaton or Dana using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy or exchange any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or in a transaction exempt from the registration requirements of the Securities Act.

Note Regarding Use of Non-GAAP Financial Measures

In addition to the financial measures presented in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), this communication includes certain non-GAAP financial measures (collectively, the “Non-GAAP Measures”), such as adjusted EBITDA, adjusted EBITDA margin, adjusted net income (loss) attributable to the parent company, diluted adjusted EPS, adjusted free cash flow, adjusted free cash flow margin and adjusted unlevered free cash flow.

Adjusted EBITDA is a non-GAAP financial measure which we have defined as net income (loss) before interest, income taxes, depreciation, amortization, equity grant expense, restructuring expense, expenses related to the acquisition of the Eaton Mobility business, non-service cost components of pension and other postretirement benefit costs and other adjustments not related to our core operations (gain/loss on debt extinguishment, pension settlements, divestitures, impairment, etc.). Adjusted EBITDA is a measure of our ability to maintain and continue to invest in our operations and provide shareholder returns. We use adjusted EBITDA in assessing the effectiveness of our business strategies, evaluating and pricing potential acquisitions and as a factor in making incentive compensation decisions. In addition to its use by management, we also believe adjusted EBITDA is a measure widely used by securities analysts, investors and others to evaluate financial performance of our company relative to other Tier 1 automotive suppliers.

Adjusted net income (loss) attributable to the parent company is a non-GAAP financial measure which we have defined as net income (loss) attributable to the parent company, excluding any discrete income tax items, restructuring charges, expenses related to the acquisition of the Eaton Mobility business, amortization expense and other adjustments not related to our core operations (as used in adjusted EBITDA), net of any associated income tax effects. This measure is considered useful for purposes of providing investors, analysts and other interested parties with an indicator of ongoing financial performance that provides enhanced comparability to net income (loss) attributable to the parent company reported by other companies. Adjusted net income (loss) attributable to the parent company is neither intended to represent nor be an alternative measure to net income (loss) attributable to the parent company reported in accordance with GAAP.

Diluted adjusted EPS is a non-GAAP financial measure which we have defined as adjusted net income (loss) attributable to the parent company divided by adjusted diluted shares. We define adjusted diluted shares as diluted shares as determined in accordance with GAAP based on adjusted net income (loss) attributable to the parent company. This measure is considered useful for purposes of providing investors, analysts and other interested parties with an indicator of ongoing financial performance that provides enhanced comparability to EPS reported by other companies. Diluted adjusted EPS is neither intended to represent nor be an alternative measure to diluted EPS reported in accordance with GAAP.

Adjusted free cash flow is a non-GAAP financial measure which we have defined as net cash provided by (used in) operating activities less purchases of property, plant and equipment plus proceeds from sale of property, plant and equipment plus cash paid for Off-Highway business divestiture related activities and cash paid for Eaton Mobility acquisition related activities. We believe adjusted free cash flow is useful to investors in evaluating the operational cash flow of the company inclusive of the spending required to maintain the operations. Adjusted free cash flow is not intended to represent nor be an alternative to the measure of net cash provided by (used in) operating activities reported in accordance with GAAP. Adjusted unlevered free cash flow is also a non-GAAP financial measure, which we have defined as adjusted free cash flow less cash interest, net.

These Non-GAAP Measures should not be used in isolation or as a substitute or alternative to results determined in accordance with U.S. GAAP. In addition, Dana’s and Eaton’s definitions of these Non-GAAP Measures may not be comparable to similarly titled non-GAAP financial measures reported by other companies. A reconciliation of these Non-GAAP Measures to the most directly comparable financial measures calculated and reported in accordance with U.S. GAAP can be found in Dana’s filings with the SEC and/or the accompanying financial information, except for financial guidance, projections and other forward-looking information since such a reconciliation is not practicable without unreasonable effort as Dana is unable to reasonably forecast certain amounts that are necessary for such reconciliation. For example, we have not provided a reconciliation of our adjusted EBITDA outlook to the most comparable GAAP measures of net income (loss). Providing net income (loss) guidance is potentially misleading and not practical given the difficulty of projecting event-driven transactional and other non-core operating items that are included in net income (loss), including restructuring actions, asset impairments and certain income tax adjustments. The accompanying reconciliations of these non-GAAP measures with the most comparable GAAP measures for the historical periods presented are indicative of the reconciliations that will be prepared upon completion of the periods covered by the non-GAAP guidance.

Financial Projections

Dana does not, as a matter of course, make public any long-term financial projections as to future performance, earnings or other results due to, among other reasons, the uncertainty and inherent unpredictability of the underlying assumptions and estimates. However, Dana’s management does prepare long-term financial projections which it shares annually with the Dana board of directors. In connection with Dana’s preparation for Dana’s Capital Markets Day in March 2026, Dana’s management prepared certain non-public, internal financial projections (the “Dana Standalone Projections”) concerning Dana’s anticipated future operations as a standalone business for the fiscal years ending December 31, 2026 through 2030, which were the basis of the long-term financial targets presented during the March 2026 Capital Markets Day. Members of Dana management shared those same long-term projections with the Dana board, Goldman Sachs and Eaton in the evaluation of the proposed transaction. In addition, in connection with its evaluation of the proposed transaction, Dana management prepared certain financial projections (the “Dana Adjusted Mobility Projections” and, together with the Dana Standalone Projections and certain expected cost synergies prepared by Dana management in connection with the proposed transaction, the “Projections”) regarding the anticipated future operations on a standalone basis of the Vehicle and eMobility business segments of Eaton (the “Mobility Business”), which were derived primarily from the financial information provided by Eaton to Dana in connection with Dana’s due diligence review of the Mobility Business and which Dana management recast to correspond to fiscal years ending December 31, 2026 through 2030 and adjusted to reflect Dana management’s assumptions and beliefs at the time with respect to the future revenues, operating margins and standalone costs of operating the Mobility Business. The Dana Standalone Projections for the fiscal year ending December 31, 2026, which were provided to the Dana board and Goldman Sachs, were subsequently modified in connection with Dana management’s change in financial outlook for 2026. The Dana Standalone Projections for the fiscal year ending December 31, 2026 included in this communication reflect such modifications.

The Projections are subjective in many respects and, thus, subject to interpretation. Although presented with numeric specificity, the Projections are forward-looking statements and reflect numerous estimates and assumptions with respect to, among other things, industry performance and competition, general business, economic, market and financial conditions and matters specific to Dana’s business and the Mobility Business, all of which are difficult to predict or may prove to be inaccurate for any number of reasons, many of which are beyond Dana’s control. Dana cannot provide any assurance that the assumptions underlying the Projections will be realized. In addition, the Projections reflect Dana and the Mobility Business on a standalone basis and cover multiple years and such information by its nature becomes less predictive with each successive year. Therefore, the Projections should not be relied on as necessarily predictive of actual future events nor construed as financial guidance. The Projections should not be considered in isolation from, or as a substitute for, the historical financial statements of Dana or the Mobility Business.

The Projections were not prepared with a view toward public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation or presentation of prospective financial information. The Projections have been prepared by, and are the responsibility of, Dana management.

DANA DOES NOT INTEND TO PUBLICLY UPDATE OR OTHERWISE REVISE THE PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH PROJECTIONS ARE NOT REALIZED.